                                                                     Exhibit 2

                              VISIBLE GENETICS INC.
                                 700 BAY STREET
                            TORONTO, ONTARIO, CANADA
                                     M5G 1Z6

                   ------------------------------------------
               MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

                                 APRIL 13, 2000
                   -------------------------------------------


         This Management Information Circular and Proxy Statement and the accompanying proxy are being furnished to shareholders in connection with the solicitation by management of Visible Genetics Inc. (the "Company") of proxies to be voted at the 2000 Annual and Special Meeting of Shareholders (the "Meeting") of the Company to be held on May 16, 2000 at 4:00 p.m. (Toronto time) at the Marriott Eaton Centre, 525 Bay Street, Toronto, Ontario, Canada M5G 2L2, and at any adjournment thereof. This proxy statement and the proxies solicited hereby are first being sent or delivered to shareholders on or about April 17, 2000.

                               GENERAL INFORMATION

         All common shares ("common shares") and all Series A Convertible Preferred Shares ("Series A preferred shares") of the Company represented at the Meeting by properly executed proxies received by the Company at its offices at least one hour prior to the Meeting or at the offices of the Company's transfer agent by 4:00 p.m. (New York City time) on the business day immediately prior to the date of the Meeting and which are not revoked, will be voted at the Meeting. If the person executing or revoking a proxy does so under a power of attorney or other authorization, including authorization by a corporation's board of directors or shareholders, the Company must receive the original or a duly certified copy of the power of attorney or other authorization. A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting, by executing a later proxy, or by submitting a written notice of revocation to the General Counsel of the Company at the Company's offices at least one hour prior to the Meeting. If the proxy is signed properly by the shareholder and is not revoked, it will be voted at the Meeting. If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification. In the absence of any direction to the contrary: the common shares represented by such proxies will be voted for the election of management's nominees as the Class I Directors; the Series A preferred shares represented by such proxies will be voted for the election of management's nominee as the Series A Director; and the common shares and Series A preferred shares (collectively, the "Shares") represented by such proxies will be voted for the appointment of PricewaterhouseCoopers LLP as auditors and for the approval of the By-law Amendment Resolution and for the approval of the Share Option Plan Resolution, which are described in this Management Information Circular and Proxy Statement. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournments thereof.

         The persons named in the enclosed form of proxy are officers of the Company. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him or her and on his or her behalf at the Meeting or any adjournments thereof other than the persons designated on the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated on the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to the Company at least one hour prior to the meeting, or to the Company's transfer agent prior to 4:00 p.m. (New York City time) on the business day immediately prior to the date of the meeting or any adjournments thereof.

         All costs in connection with the solicitation of the enclosed proxy will be borne by the Company. In addition to solicitations of proxies by use of the mail, certain officers or employees of the Company, without additional remuneration, may solicit proxies personally or by telephone, facsimile and telegraph. The Company will also request brokers, dealers, banks and their nominees to solicit proxies from their clients, where appropriate, and will reimburse them for reasonable expenses related thereto.

         The presence of two or more shareholders in person entitled to vote at the Meeting, or a duly appointed proxy holder or representative for a shareholder so entitled, will constitute a quorum for the transaction of business at the Meeting. Under the Company's by-laws, if a quorum is not present at the Meeting, the shareholders present or represented may adjourn the Meeting to a fixed time and place but may not transact any other business.

         Only shareholders of record at the close of business on April 7, 2000 (the "Record Date") are entitled to notice of and to vote at the Meeting. At the close of business on the Record Date, 15,024,295 common shares were outstanding and eligible for voting at the Meeting and 33,948 Series A preferred shares, convertible into 3,282,894 common shares, were outstanding and eligible for voting at the Meeting. Each holder of record of common shares is entitled to one vote for each common share held on all matters to come before the Meeting. However, holders of common shares may not vote for the election of the director to be elected by holders of Series A preferred shares (the "Series A Director"). Each holder of record of Series A preferred shares is entitled to the number of votes corresponding to the number of common shares the holder is entitled to receive upon conversion of such holder's Series A preferred shares. Holders of Series A preferred shares vote separately for the election of one Series A director and are not entitled to vote for any other directors.

         For all matters other than the election of directors, the affirmative vote of the holders of a majority of the votes attributable to the Shares voted at the Meeting is required to approve each of the matters to be considered at the Meeting. The affirmative vote of the holders of a majority of common shares voted at the Meeting is required to elect the Class I Directors and the affirmative vote of the holders of a majority of the Series A preferred shares voted at the Meeting is required to elect the Series A Director.

         All dollar amounts herein are expressed in United States dollars, unless stated otherwise.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following table sets forth certain information regarding the beneficial ownership of our outstanding voting shares, as of the Record Date, for (i) all shareholders known to the Company to beneficially own or exercise control or direction over more than 10% of the votes attributable to the Shares, and (ii) all directors and executive officers as a group (13 persons):


                                                                                        NUMBER OF SHARES
                                                                                    BENEFICIALLY OWNED(1)(2)
                                                                              -------------------------------------
NAME OF BENEFICIAL OWNER                                                          NUMBER                 PERCENT
                                                                              ---------------          ------------
Warburg, Pincus Funds (3)............................................              2,928,888               16.0%
GeneVest Inc. (4)....................................................              1,927,134               10.5%
All directors and executive officers as a group (13 persons)(5)......                394,134                2.2%

----------------------------
(1) The information in this table is based on our records, information provided to its by directors and executive officers and a review of any Schedules 13D and 13G filed in 1999 and 2000 by our shareholders with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Our common shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.
(2) This information is based on 18,307,189 common shares outstanding as of the Record Date, which includes 3,282,894 common shares issuable upon conversion of our Series A preferred shares as of the Record Date. The number of common shares issuable upon conversion of our Series A preferred shares will increase as the dividends payable thereon accrue.
(3) Consists of (i) 1,383,901 common shares held by Warburg, Pincus Equity Partners, L.P, which includes 1,370,787 common shares issuable upon conversion of their Series A preferred shares; (ii) 1,464,444 common shares held by Warburg, Pincus Ventures International, L.P, which includes 1,450,568 common shares issuable upon conversion of their Series A preferred shares; (iii) 43,933 common shares held by Warburg, Pincus Netherlands Equity Partners, I, C.V, which includes 43,517 common shares issuable upon conversion of their Series A preferred shares; (iv) 29,288 common shares held by Warburg, Pincus Netherlands Equity Partners, II, C.V, which includes 29,011 common shares issuable upon conversion of their Series A preferred shares; and (v) 7,322 common shares held by Warburg, Pincus Netherlands Equity Partners III, C.V., which includes 7,253 common shares issuable upon conversion of their Series A preferred shares. Warburg, Pincus & Co. ("WP") is the sole general partner of each of these shareholders. Each of these shareholders is managed by E.M. Warburg, Pincus & Co., LLC ("EMW LLC"). Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC, and may be deemed to control both entities. Jonathan S. Leff, a director of the Company, is a general partner of WP and a managing director and member of EMW

         LLC. Mr. Leff may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934, as amended) in an indeterminate portion of the shares beneficially owned by these shareholders. Mr. Leff disclaims beneficial ownership of all such shares.
(4) GeneVest Inc. is a Canadian company incorporated pursuant to the laws of Alberta, Canada. Mr. Sheldon Inwentash, a director of the Company, is the Chairman and Chief Executive Officer of GeneVest and, together with his affiliates, beneficially owns approximately 45% of GeneVest's issued and outstanding common shares.
(5) Includes an aggregate of 349,943 common shares subject to options, exercisable within 60 days from the Record Date, held by our directors and executive officers, but excludes the Shares held by GeneVest Inc. and the Warburg Pincus Funds.

            PROPOSAL NO. 1 CONFIRMATION OF AMENDMENT TO BY-LAW NO. 3

         At the Meeting, shareholders will be asked to consider and, if thought fit, to pass a resolution (the "By-law Amendment Resolution") confirming an amendment to By-law No. 3 providing for the election of a Series A Director by the holders of the Series A preferred shares voting as a separate class. The full text of the By-law Amendment Resolution is attached as Schedule A.

         In July 1999, certain affiliated funds managed by E.M. Warburg, Pincus & Co., LLC (the "Warburg Pincus Funds") invested $30 million in the Company. In consideration for this investment, the Company issued to the Warburg Pincus Funds 30,000 Series A preferred shares convertible at the holder's option into common shares at $11.00 per share, and warrants to purchase 1,100,000 common shares exercisable for four years at an exercise price of $12.60 per share.

         In connection with this transaction, the Company repaid or satisfied certain outstanding loans made to the Company by funds affiliated with Hilal Capital Management LLC (the "Hilal Funds"). Of the $8.0 million principal amount of the loans, the Company paid $4.1 million of principal plus accrued interest in cash. The Hilal Funds converted the remaining $3.9 million principal amount plus accrued interest into 3,948 Series A preferred shares and warrants to purchase 147,098 common shares. These Series A preferred shares and warrants have the same terms as those granted to the Warburg Pincus Funds.

         Holders of Series A preferred shares have the right to vote as a separate class for one director. This right together with the other rights, privileges and terms of the Series A preferred shares were set out in Articles of Amendment approved by the Board of Directors and the Certificate and Articles of Amendment issued by the Ontario Ministry of Consumer and Commercial Relations, effective July 15, 1999. Under the Company's articles and applicable Ontario law, shareholder approval in respect of the creation and issuance of the Series A preferred shares, including the establishment of a Series A Director, was not required. Prior to the creation and issuance of the Series A preferred shares, By-law No. 3 provided that the Board of Directors would be divided into three classes of directors with the directors elected in each class generally serving for a three-year term with one class of directors being elected each year. The terms of the Series A preferred shares provide that the Series A Director shall be elected for a term of one year only. In order to ensure that the provisions of the Company's by-laws did not conflict with the provisions of the Company's articles, the Board of Directors amended By-law No. 3 by revising
Section 4.03 in the manner set out in Exhibit A. While shareholder confirmation of the amendment to By-law No. 3 is required to amend the by-laws, it was not required to create the Series A Directorship. Therefore, even if the shareholders do not ratify this by-law amendment, the Series A Directorship will remain in effect and the election of a Series A Director at the Meeting will not be affected. With the exception of subsection (c) of revised Section 4.03 of By-Law No. 3 (see below), the only consequence of shareholders failing to ratify the by-law amendment is that the language of the by-laws will conflict with the language of the Company's articles.

         The holders of the Series A preferred shares shall have the right to elect, as a separate class, the Series A Director for so long as the total number of common shares issuable upon conversion of the Series A preferred shares equals at least 5% of the then outstanding common shares. The Series A Director is elected by the affirmative vote of the holders of record of a majority of the outstanding Series A preferred shares.

         Subsection (c) of the revised Section 4.03 of By-law No. 3 provides that, if upon the conversion of the Series A preferred shares, the holders of those common shares issued upon the conversion of Series A preferred shares own and continue to own at least 5% of the then outstanding common shares, the Company shall nominate and use commercially reasonable efforts to elect and cause to remain on the board one individual designated by such holders. This subsection reflects a separate contractual obligation of the Company and is not included in the Company's articles. Therefore, if the shareholders do not ratify the by-law amendment, this right granted to the holders of Series A preferred shares will not be included as part of the Company's by-laws. However, it will remain a contractual obligation of the Company.

         Only holders of Series A preferred shares are entitled to vote for the Series A Director, and such holders are not entitled to vote for any other directors.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR PROPOSAL NO. 1.


                      PROPOSAL NO. 2 ELECTION OF DIRECTORS

         The Company's Board of Directors is comprised of: (i) three classes, consisting of Class I Directors, Class II Directors and Class III Directors, and
(ii) the Series A Director. At each annual shareholders' meeting, successors to the class of directors, other than the Series A Director, whose term expires at that Meeting are elected for a three-year term. The term of the Class I Directors expire at the Meeting, and the terms of the Class II and Class III Directors expire on the date of the annual shareholders' meetings to be held in 2001 and 2002, respectively. The Series A Director serves for a one-year term and any vacancy may be filled only by a vote of the holders of Series A preferred shares.

         At the Meeting, the common shareholders will be asked to elect two directors nominated by the Company's Board of Directors to serve as Class I Directors for three years until the annual shareholders' meeting to be held during 2003 and until their respective successors shall have been elected and duly qualified. In addition, the holders of Series A preferred shares will be asked to elect one director to serve as the Series A Director for one year until the next annual shareholders' meeting and until his respective successor shall have been elected and duly qualified.

         Unless authority to do so is withheld, it is intended that proxies solicited by the Board of Directors will be voted for the election of the persons nominated. If any nominee is unable or unwilling to serve, which the Board of Directors does not anticipate, the persons named in the proxy will vote for another person in accordance with their best judgment.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR PROPOSAL NO. 2.

         The following information is supplied with respect to each person nominated and recommended to be elected by the Board of Directors of the Company, as well as existing directors of the Company, based upon the records of the Company and information furnished to it by the nominees.

NOMINEES TO BE VOTED UPON AT THE MEETING

CLASS I DIRECTORS NOMINATED FOR TERMS EXPIRING IN 2003

         MICHAEL A. CARDIFF has been a Director of the Company since June 1999. Since September 1999, Mr. Cardiff has been President and Chief Executive Officer of Prologic Corporation. From October 1996 to September 1999, Mr. Cardiff was Executive Vice President, Financial Services of EDS Canada. From November 1994 to September 1996, Mr. Cardiff was Senior Vice President of Sales and Marketing of EDS Canada and from 1989 to 1994, he held several positions with Stratus Computer Corp. Mr. Cardiff presently is a member of the boards of directors of Visible Decisions Inc. (which is not related to the Company), SOLCORP Insurance Software Solutions Corp. and Spectra Securities Software Inc.

         J. SPENCER LANTHIER was appointed to the Board of Directors in April 2000, filling the vacancy created by the resignation, from the Board of Directors, of Marguerite Ethier, Vice President and General Counsel of the Company. Ms. Ethier was appointed to the Board of Directors in March 2000 to fill the vacancy created by the resignation of Samuel Schwartz. Since January 2000, Mr. Lanthier has been self-employed as a corporate director. From 1993 to April 1999, Mr. Lanthier was Chairman and Chief Executive Officer of KPMG Canada LLP.

SERIES A DIRECTOR NOMINATED FOR A TERM EXPIRING IN 2001

         JONATHAN S. LEFF has been a Director of the Company since July 1999, serving as the designee of the holders of Series A preferred shares. Mr. Leff joined E.M. Warburg, Pincus & Co., LLC in July 1996 as an Associate. In January 1999, he became a Vice President, and in January 2000, he became a Managing Director. Mr. Leff presently is a member of the boards of directors of VitalCom Inc., Intermune Pharmaceuticals Inc. and a number of private health care companies.

DIRECTORS NOT STANDING FOR ELECTION AT THE MEETING

CLASS II DIRECTORS UP FOR ELECTION IN 2001

         RICHARD T. DALY has been a Director of the Company since June 1998, Executive Vice President since March 1999 and President and Chief Executive Officer since July 1999. Prior to joining the Company, Mr. Daly founded, and, from March 1989 through July 1998, served as Chairman and Chief Executive Officer of Clinical Partners, Inc., a San Francisco-based company providing comprehensive, therapy-specific management of HIV and AIDS patients for employers and managed health-care organizations. Prior to founding Clinical Partners, Mr. Daly spent over 15 years in the healthcare industry with several companies in a variety of executive positions in sales, marketing and general management, including serving as the President of Baxter Canada for a period of four years, and President of the Health Data Institute.

         DR. LLOYD M. SMITH has been a Director of the Company since March 1995. Since June 1994, Dr. Smith has been Professor of Chemistry at the University of Wisconsin-Madison. Dr.

Smith has been involved in the development of fluorescence-based automated DNA sequencers for over 15 years, has written numerous scientific papers and is a named inventor on a number of U.S. patents. Dr. Smith is a past member of the National Institutes of Health National Human Genome Research Institute Study Section. Dr. Smith is a member of the Scientific Advisory Board of CuraGen Corp. He also serves, or has served, on the editorial boards of GENOME RESEARCH, DNA SEQUENCE GENETIC ANALYSIS: TECHNIQUES AND APPLICATIONS and JOURNAL OF CAPILLARY ELECTROPHORESIS and was a member of the scientific advisory boards of Fotodyne Incorporated and Boehringer Mannheim Corp. Dr. Smith is a co-founder of Third-Wave Technologies, Inc., a biotechnology company, which has agreed to be acquired by PE Biosystems Group in a stock-for-stock transaction. On December 27, 1999, Perkin-Elmer Corporation, PE Biosystems Group filed a lawsuit against the Company claiming that the Company's DNA sequencing equipment and products infringe patents licensed to Perkin-Elmer by the California Institute of Technology. This lawsuit is more fully described in the Company's Annual Report on Form 20-F/A-1 for the year ended December 31, 1999.

         DR. KONRAD M. WEIS has been a Director of the Company since 1997. Dr. Weis has been the honorary Chairman of Bayer Corporation since 1991. He was President and Chief Executive Officer of the company that later became Bayer Corporation from 1974 until his retirement in 1991. Dr. Weis presently is a member of the boards of directors of Demegen Inc., Michael Baker Corporation and Titan Pharmaceuticals, Inc.

CLASS III DIRECTORS UP FOR ELECTION IN 2002

         SHELDON INWENTASH has been a Director of the Company since April 1994. Since November 1993, Mr. Inwentash has been the Chairman and Chief Executive Officer of GeneVest Inc. (formerly known as Gene Screen Inc.), an Alberta company which is a principal shareholder of the Company. Since February 1992, Mr. Inwentash has been the Chairman and Chief Executive Officer of Pinetree Capital Corp., a venture capital firm.

         JACQUES R. LAPOINTE was appointed to the Board of Directors in April 2000, filling the vacancy created by the resignation of Robert M. MacIntosh. Mr. MacIntosh was appointed to the Board of Directors in March 2000 to fill the vacancy created by the resignation of Dr. Thomas C. Merigan. Since June 1998, Mr. Lapointe has been President and Chief Operating Officer of BioChem Pharma Inc. From April 1994 to June 1998, Mr. Lapointe was Managing Director and Business Development Director of Glaxo Wellcome Plc. Mr. Lapointe is presently a member of the board of directors of BioChem Pharma Inc.

         PROF. J. ROBERT S. PRICHARD has been a Director of the Company since May 1999. Prof. Prichard has been President of the University of Toronto since 1990. From 1984 to 1990, Prof. Prichard was Dean of the Faculty of Law at the University of Toronto. Prof. Prichard is past Chairman of the Council of Ontario Universities, a Director of the Association of American Universities and a Director of the Association of Universities and Colleges of Canada and the International Association of Universities. Prof. Prichard presently is a member of the boards of directors of the University Health Network, Onex Corporation, BioChem Pharmaceuticals, Moore Corporation, Four Seasons Hotels Inc. and Tesma International Inc.

         There are no family relationships among the officers and directors of the Company.

CORPORATE GOVERNANCE

         Pursuant to the BUSINESS CORPORATIONS ACT (Ontario) and the Company's by-laws, a majority of the Company's Board of Directors and each committee of the Board of Directors must be resident Canadians. A "resident Canadian" is an individual who is either a Canadian citizen ordinarily resident in Canada, or a permanent resident within the meaning of the IMMIGRATION ACT (Canada) who is ordinarily resident in Canada.

COMMITTEES OF THE BOARD OF DIRECTORS

         The Company's Board of Directors has three standing committees: Audit Committee, Compensation Committee and Governance Committee.

         AUDIT COMMITTEE. The Audit Committee recommends to the Board of Directors the firm to be appointed each year as independent auditors of the Company's financial statements and to perform services related to the completion of such audit. The Audit Committee also has responsibility for:

         - reviewing the scope and results of the audit with the independent auditors;

         - reviewing with management and the independent auditors the Company's interim and year-end financial condition and results of operations;

         - considering the adequacy of the internal accounting, bookkeeping and control procedures of the Company; and

         - reviewing any non-audit services and special engagements to be performed by the independent auditors and considering the effect of such performance on the auditors' independence.

The Audit Committee also reviews at least once each year the terms of all material transactions and arrangements between the Company and its affiliates. The members of the Audit Committee are Messrs. Inwentash, Leff and Lanthier.

         COMPENSATION COMMITTEE. The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for directors, executive officers and key employees of the Company. The Compensation Committee is also responsible for the administration and award of options to purchase shares pursuant to the Company's option and share purchase plans. The members of the Compensation Committee are Messrs. Cardiff, Leff and Prichard.

         GOVERNANCE COMMITTEE. The Governance Committee monitors the Company's corporate governance practices and suggests applicable revisions. The members of the Governance Committee are Messrs. Daly and Prichard.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         All directors who are not affiliated with the Company as employees receive a $2,500 fee for each Board of Directors or committee meeting they attend, up to $10,000 per year. Directors who are not employees of the Company are also eligible to participate in the Company's Director Option Plan. All directors are reimbursed for reasonable out-of-pocket travel expenses incurred by them in attending meetings of the Board of Directors or committee meetings

         The aggregate amount of compensation paid to (or earned) by all of the directors and executive officers of the Company as a group (16 persons) in 1999 was $1,249,408 for services in such capacities, of which $40,476 was paid as bonuses and $519,063 was paid as severance payments. These amounts do not include compensation paid by the Company to firms with which a director and a former director, respectively, are associated. See "Interests of Management in Certain Transactions."

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Dr. John K. Stevens, the Company's founder, served as the President and Chief Executive Officer of the Company until his retirement in July 1999. In July 1996, the Company loaned Dr. Stevens $323,405. Interest accrued on the outstanding principal amount of the loan at the annual rate of 6% and was payable annually on December 31. The principal amount was payable $17,967 on or before December 31, 1997 and the balance in nine equal annual installments ending on December 31, 2007. In 1998, the Company amended the loan arrangement to eliminate all required interest payments and to provide that the principal was payable in full on or before December 31, 2006. In addition, during 1997, the Company loaned Dr. Stevens $50,000 which was payable, together with accrued interest at the rate of 6% per year, on December 31, 1999. The largest aggregate amount of indebtedness owed by Dr. Stevens was $379,769 during 1999. Upon retirement, Dr. Stevens paid all amounts owed to the Company.

         In accordance with the terms of his employment agreement, in July 1999, Dr. Stevens received a severance package of two years salary plus benefits. The Company extended the termination date of Dr. Stevens' options until 2003. In November 1999, Dr. Stevens retired as Chairman of the Board of Directors.

         In connection with the termination of employment of the Company's former chief financial officer, Mr. Jeffrey K. Sherman, in November 1999, the Company paid $89,388 to Mr. Sherman.

         In November 1999, Dr. Chalom Sayada ceased employment with the Company as its Vice President for European Business Development. In connection with his termination of employment, the Company paid him $262,500. In addition, the Company retained him as a consultant to provide marketing and strategy services to it for 18 months. In consideration of such services, he will earn a minimum of $125,000 for the first twelve months of service and $63,000 for the remaining six months of service.

         In June 1998, Mr. Richard T. Daly was appointed as one of the Company's directors. Mr. Daly was appointed President and Chief Executive Officer of the Company in July 1999. During 1999, the Company paid an aggregate $291,115 in consulting fees to Clinical Partners, Inc. in connection with clinical studies performed by Clinical Partners for the Company. Mr. Daly is the founder and was previously the Chairman and President of Clinical Partners.

         Mr. Samuel Schwartz, a former director and executive officer of the Company, is a senior partner of a law firm to which the Company paid $246,210 legal fees in 1999.

         The Company has agreed to file a registration statement with the Securities and Exchange Commission (the "SEC") covering 1,927,134 common shares owed by GeneVest Inc., which will be filed no earlier than 90 days and no later than 180 days after April 4, 2000. Mr. Sheldon Inwentash, one of the Company's directors, is the Chairman and Chief Executive Officer of

GeneVest and, together with his affiliates, beneficially owns approximately 45% of GeneVest's issued and outstanding common shares.

         For a description of transactions involving the Company and Hilal Capital Management LLC and the Company and E.M. Warburg, Pincus & Co., LLC, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" in the Company's 1999 Annual Report on Form 20-F/A-1.


                     PROPOSAL NO. 3 APPOINTMENT OF AUDITORS

         At the Meeting, the shareholders will be asked to approve the reappointment of PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") as auditors of the Company to hold office until the next annual meeting of shareholders and to authorize the Board of Directors to fix their remuneration. A representative of PricewaterhouseCoopers will attend the Meeting and will have an opportunity to make a statement if he so desires and respond to appropriate questions. PricewaterhouseCoopers served as the Company's auditors for the year ended December 31, 1999.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR PROPOSAL NO. 3.


         PROPOSAL NO. 4 APPROVAL OF THE 2000 EMPLOYEE SHARE OPTION PLAN

         At the Meeting, shareholders will be asked to consider and, if thought fit, to pass the a resolution (the "Share Option Plan Resolution") approving the adoption of the 2000 Employee Share Option Plan (the "2000 Plan"). The full text of the Share Option Plan Resolution is attached as Schedule B.

         On April 13, 2000, the Board of Directors adopted the 2000 Plan and directed that the 2000 Plan be submitted to the shareholders at the Meeting. The 2000 Plan is effective subject to the affirmative vote of a majority of the votes cast by shareholders voting in person or by proxy at the Meeting.

         The 2000 Plan is intended as a performance incentive for officers, directors, employees and consultants of the Company or its Subsidiaries (as that term is defined in the 2000 Plan) to enable the persons to whom options are granted to acquire or increase a proprietary interest in the success of the Company. In the past, the Company has awarded options under its 1996 Employee Share Option Plan (the "1996 Plan") and other plans. The Company has granted a total of 3,334,055 options out of the 3,750,901 options authorized under its existing plans. In order to increase the number of options the Company may award, the Board of Directors believes that it is in the best interests of the Company to adopt a new plan and discontinue the grant of awards under the 1996 Plan. No further awards will be made under the 1996 Plan after the 2000 Plan is approved.

SUMMARY DESCRIPTION OF THE 2000 PLAN

         The following summary of the 2000 Plan is qualified in its entirety by reference to the text of the 2000 Plan, which is attached to this proxy statement as Exhibit B. The 2000 Plan will be administered by the Board of Directors or the Compensation Committee of the Board of Directors (the Board of Directors and the Compensation Committee hereinafter called "the Option Committee"). The 2000 Plan provides for the grant of Incentive Options and Nonqualified Options (as those terms are defined below). The Option Committee has full and final authority to operate, manage and administer the 2000 Plan.

         The following is a summary of certain provisions of the 2000 Plan:

         ELIGIBILITY. The Option Committee is authorized to grant options to officers or other employees of the Company or its Subsidiaries, to members of the Board of Directors of the Company or any Subsidiary whether or not employees of the Company or such Subsidiary, and to consultants who provide services to the Company or its Subsidiaries (regardless of whether they are also employees). Incentive Options, however, may be granted only to officers or other employees of the Company or certain Subsidiaries, including members of the Board of Directors who are also employees of the Company or such Subsidiaries. In addition, only Nonqualified Options will be granted to employees of the Company or any Subsidiary who are Canadian residents.

         No person shall be eligible to receive any Incentive Option under the 2000 Plan if, at the date of grant, such person beneficially owns shares representing in excess of 10% of the voting power of all outstanding share capital of the Company or its parent or a Subsidiary (a "10% Shareholder"), unless (i) the purchase price of the Incentive Option is at least 110% of the fair market value of the common shares at the time of the grant and (ii) the Incentive Option is not exercisable more than five years from the date of grant.

         PURCHASE PRICE. The purchase price will be determined by the Option Committee at the time the option is granted. However, the purchase price of each Nonqualified Option granted to a Canadian resident or a person who is otherwise taxable in Canada, and the purchase price of each Incentive Option shall not be less than the fair market value of the Company's common shares on the date the option is granted. Fair market value for purposes of the 2000 Plan shall not be less than the closing price of the Company's common shares as reported on the Nasdaq National Market System on the relevant date.

         EXPIRATION. Each option will terminate on the date fixed in the option agreement entered into between the Company and the option holder (the "option agreement") which, in the case of Incentive Options, shall not be later than (a) ten years after the date of the grant and (b) five years after the date of grant of Incentive Options granted to 10% Shareholders.

         VESTING. Options may be exercisable in full or in installments and at such time or times as may be designated by the Option Committee. Except as otherwise provided in the option agreement, no option shall first be exercisable, either in whole or in part, until the expiration of six months from the date of grant, and shall be exercisable with respect to a number of common shares equal to 1/8 of the total number of shares subject to the option on the six month anniversary of the date of grant and with respect to a number of common shares equal to 1/48 of the total number of shares subject to the option on the same day of each month as the grant for forty-two consecutive months commencing on the seventh month anniversary of the date of the grant.

         LIMITATION ON EXERCISABLE OPTIONS. The aggregate fair market value (determined as of the time the option is granted) of the common shares with respect to which Incentive Options are exercisable for the first time by any individual during any calendar year (under the 2000 Plan and all other plans of the Company and its parent and Subsidiaries) shall not exceed $100,000. Any Incentive Option granted under the 2000 Plan in excess of the foregoing limitation shall be deemed a Nonqualified Option.

         PAYMENT. Payment for shares purchased on the exercise of an option must be made in full at the time the option is exercised, as well as arrangements for any applicable withholding.

         SHARES SUBJECT TO THE 2000 PLAN. The common shares subject to options granted under the 2000 Plan shall be authorized but unissued common shares of the Company. The total number of shares that may be issued pursuant to options granted under the 2000 Plan shall not exceed an aggregate of 1,000,000 common shares. No employee of the Company or any Subsidiary will be granted options to acquire more than 500,000 common shares during any fiscal year of the Company. If any option terminates or is canceled for any reason without having been exercised in full, the common shares not issued or transferred will then become available for additional grants of options. The common shares available under the 2000 Plan represent approximately 6.7% of the Company's issued and outstanding common shares on April 7, 2000. The number of common shares available under the 2000 Plan is subject to adjustment in the event of any stock split, stock dividend, recapitalization, spin-off or other similar action.

         TERMINATION OF AND AMENDMENTS TO THE 2000 PLAN. The Board of Directors may discontinue or amend the 2000 Plan from time to time in any manner permitted by applicable laws and regulations, except that no amendment will be effective unless approved by the shareholders, as required by applicable law or where such amendment will:

         - increase the number of shares as to which options may be granted; or

         - change in substance the provisions relating to eligibility to participate in the 2000 Plan.

         OUTSTANDING OPTIONS. As of April 7, 2000 there were options outstanding to purchase an aggregate of 1,795,436 common shares, including options to purchase 995,776 common shares held by directors and executive officers as a group. The options held by directors and executive officers as a group have exercise price ranging from $1.37 to $48.88 per share and expire at various times between 2004 and 2010. The other options have exercise prices ranging from $1.37 to $53.00 per share, and expire at various times between 2002 and 2010.

U.S. FEDERAL INCOME TAX CONSEQUENCES TO THE COMPANY AND THE OPTIONEES

         INCENTIVE OPTIONS. Some of the options granted under the 2000 Plan may be intended to constitute "Incentive Stock Options" ("Incentive Options") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Under present U.S. federal tax laws and regulations, there will be no U.S. federal income tax consequences to either the Company, its Subsidiaries or an optionee upon the grant of an Incentive Option, nor will an optionee's exercise of an Incentive Option result in U.S. federal income tax consequences to the Company or its Subsidiaries. Although an optionee will not generally realize ordinary income upon his exercise of an Incentive Option, the excess of the fair market value of the common shares acquired at the time of exercise over the option price may constitute an adjustment in computing alternative minimum taxable income under Section 56 of the Code and, thus, may result in the imposition of the "alternative minimum tax" pursuant to Section 55 of the Code on the optionee. If an optionee does not dispose of the common shares acquired through an Incentive Option within one year of the Incentive Option's date of exercise, and within two years of the Incentive Option's date of grant, any gain realized upon a subsequent disposition of common shares will constitute capital gain (long term capital gain if the shares are held by the optionee for at least one year and one day) to the optionee. If an optionee disposes of the common shares within such one-year or two-year period, an amount equal to the lesser of (i) the excess of the fair market value of the common shares on the date of exercise over the option price or (ii) the actual gain realized upon such disposition will constitute ordinary income to the optionee in the year of the disposition. Any additional gain upon such disposition will be taxed as long- or short-term capital gain, depending on the optionee's holding period. The Company or its Subsidiary will receive a deduction in an amount equal to the amount, if any, constituting ordinary income to an optionee.

         NONSTATUTORY OPTIONS. Certain options which do not constitute Incentive Options ("Nonqualified Options") may be granted under the 2000 Plan. Under present U.S. federal income tax laws and regulations, there should be no U.S. federal income tax consequences to either the Company, its Subsidiaries or the optionee upon the grant of a Nonqualified Option. However, the optionee will realize ordinary income upon the exercise of Nonqualified Option in an amount equal to the excess of the fair market value of the common shares acquired on the date of exercise of such option over the option price, and the Company or its Subsidiary will receive a corresponding deduction. The gain, if any, realized upon a subsequent disposition of the common shares will constitute short- or long-term capital gain, depending on the optionee's holding period.

         The U.S. federal income tax consequences described in this section are based on laws and regulations in effect on April 7, 2000, and there is no assurance that the laws and regulations will not change in the future and affect the tax consequences of the matters discussed in this section.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR PROPOSAL NO. 4.

                             ADDITIONAL INFORMATION

         A copy of the Company's Annual Report on Form 20-F/A-1 for the year ended December 31, 1999, as filed with the Securities and Exchange Commission, is available on request by writing to Mr. Thomas J. Clarke, Chief Financial Officer, Visible Genetics Inc., 700 Bay Street, Box 333, Toronto, Ontario, Canada M5G 1Z6.

                                  OTHER MATTERS

         Management knows of no other matters to come before the meeting other than the matters referred to in the Notice of Meeting of Shareholders. However, if any other matters, which are not now known to management, should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

                               DIRECTORS' APPROVAL

         The contents and sending of this Management Information Circular to the shareholders of the Company have been approved by the Board of Directors.

         Toronto, Canada, April 13, 2000.

                                   BY ORDER OF THE BOARD OF DIRECTORS

                                        Richard T. Daly, President and
                                        Chief Executive Officer

                                   SCHEDULE A

                           BY-LAW AMENDMENT RESOLUTION

         BE RESOLVED IT THAT the amendment of By-law No. 3 of the Corporation duly adopted by the Board of Directors on July 14, 1999 providing for the election of a Series A Director is hereby approved, ratified and confirmed.

                                   SCHEDULE B

                          SHARE OPTION PLAN RESOLUTION

         BE IT RESOLVED THAT the adoption of the Company's 2000 Employee Share Option Plan, as approved by the Board of Directors on April 13, 2000, is hereby approved, ratified and confirmed.

                                    EXHIBIT A

                              VISIBLE GENETICS INC.

          REVISED SECTION 4.03 OF THE COMPANY'S BY-LAWS ADOPTED BY THE
                      BOARD OF DIRECTORS ON JULY 14, 1999*

    -------------------------------------------------------------------------

         4.03 ELECTION AND TERM. (A) SUBJECT TO THE PROVISIONS OF SECTION 4.03(B) AND (C), the board of directors shall be divided into three classes, each of which shall consist of that number of directors as the directors may determine. The initial term of office for members of the first class shall expire at the annual meeting of shareholders next following the date of confirmation by the shareholders of this by-law; the initial term for members of the second class shall expire at the second annual meeting of shareholders next following the date of confirmation by the shareholders of this by-law; and the initial term for members of the third class shall expire at the third annual meeting of shareholders next following the date of confirmation by the shareholders of this by-law. At the expiration of the initial term and of each succeeding term of each class, the directors of each class shall be elected to serve for a three-year term. Subject to the Act, the number of directors to be elected at any such annual meeting of shareholders together with the number of directors continuing in office shall, in the aggregate, be the number of directors determined from time to time by special resolution or, if the special resolution empowers the directors to determine the number, by resolution of the board. Where the shareholders adopt an amendment to the articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment to take office from the effective date of the endorsement of the articles of amendment with respect thereto. Upon such change in the number of directors, any increase or decrease in such directors shall be apportioned by the board of directors among the classes as nearly equal as possible, provided that no decrease in the number of directors shall affect the terms of any directors then in office. A director shall hold office until the annual meeting of shareholders for the year in which his term expires and until his successor is elected and qualified. The election of directors shall be by resolution and shall take place at each annual meeting of shareholders and any directors who retire at such meeting shall, if qualified, be eligible for re-election. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

         (b) IN ADDITION TO THE DIRECTORS PROVIDED FOR IN SECTION 4.03(A), THERE IS HEREBY CREATED AN ADDITIONAL DIRECTORSHIP (THE "SERIES A DIRECTOR") WHICH DIRECTORSHIP SHALL CONTINUE IN EFFECT FOR SO LONG AS THE TOTAL NUMBER OF COMMON SHARES OF THE CORPORATION ("COMMON STOCK") ISSUABLE UPON CONVERSION OF THE CORPORATION'S SERIES A CONVERTIBLE PREFERRED SHARES (THE "SERIES A PREFERRED STOCK") IN ACCORDANCE WITH THE PROVISIONS THEREOF EQUALS AT LEAST 5% OF THE THEN OUTSTANDING SHARES OF COMMON STOCK OF THE CORPORATION. THE HOLDERS OF SERIES A PREFERRED STOCK SHALL HAVE THE EXCLUSIVE RIGHT, VOTING SEPARATELY AS A CLASS, TO ELECT THE SERIES A DIRECTOR. THE SERIES A DIRECTOR SHALL BE ELECTED BY THE AFFIRMATIVE VOTE OF THE HOLDERS OF RECORD OF A


------------------
* Revised portions to be voted upon by shareholders included in Proposal 1 are indicated in italics.

MAJORITY OF THE OUTSTANDING SHARES OF SERIES A PREFERRED STOCK, EITHER AT MEETINGS OF STOCKHOLDERS AT WHICH DIRECTORS ARE ELECTED, A SPECIAL MEETING OF HOLDERS OF SERIES A PREFERRED STOCK OR BY WRITTEN CONSENT WITHOUT A MEETING IN ACCORDANCE WITH THE ACT. EACH SERIES A DIRECTOR SO ELECTED SHALL SERVE FOR A TERM OF ONE YEAR AND UNTIL HIS SUCCESSOR IS ELECTED AND QUALIFIED. ANY VACANCY IN THE POSITION OF A SERIES A DIRECTOR MAY BE FILLED ONLY BY THE HOLDERS OF THE SERIES A PREFERRED STOCK. EACH SERIES A DIRECTOR MAY, DURING HIS TERM OF OFFICE, BE REMOVED AT ANY TIME, WITH OR WITHOUT CAUSE, BY AND ONLY BY THE AFFIRMATIVE VOTE, AT A SPECIAL MEETING OF HOLDERS OF SERIES A PREFERRED STOCK CALLED FOR SUCH PURPOSE, OR THE WRITTEN CONSENT, OF THE HOLDERS OF RECORD OF A MAJORITY OF THE OUTSTANDING SHARES OF SERIES A PREFERRED STOCK. ANY VACANCY CREATED BY SUCH REMOVAL MAY ALSO BE FILLED AT SUCH MEETING OR BY SUCH CONSENT. AT SUCH TIME AS THE HOLDERS OF SERIES A PREFERRED STOCK SHALL NO LONGER BE ELIGIBLE TO ELECT A SERIES A DIRECTOR, THE TERM OF THE SERIES A DIRECTOR THEN SERVING SHALL IMMEDIATELY AND AUTOMATICALLY TERMINATE WITHOUT ANY ACTION BY THE BOARD OF DIRECTORS, THE SERIES A DIRECTOR OR ANY OTHER PERSON OR ENTITY.

         (c) FROM AND AFTER THE DATE ON WHICH THE HOLDERS OF THE SERIES A PREFERRED STOCK (THE "PURCHASERS") SHALL HAVE CONVERTED THE SERIES A PREFERRED STOCK INTO COMMON STOCK, FOR AS LONG AS THE PURCHASERS CONTINUE COLLECTIVELY TO OWN BENEFICIALLY (WITHIN THE MEANING OF RULE 13D-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED), IN THE AGGREGATE, AT LEAST 5% OF THE ISSUED AND OUTSTANDING SHARES OF COMMON STOCK, THE CORPORATION WILL NOMINATE AND USE COMMERCIALLY REASONABLE EFFORTS TO ELECT AND TO CAUSE TO REMAIN AS A DIRECTOR ON THE BOARD, FILLING THE POSITION FORMERLY OCCUPIED BY THE SERIES A DIRECTOR, ONE INDIVIDUAL AS DESIGNATED BY THE PURCHASERS. ANY VACANCY CREATED BY THE DEATH, DISABILITY, RETIREMENT OR REMOVAL OF SUCH INDIVIDUAL MAY BE FILLED BY AN INDIVIDUAL DESIGNATED BY THE PURCHASERS. AT SUCH TIME AS THE PURCHASERS NO LONGER BENEFICIALLY OWN, IN THE AGGREGATE, AT LEAST 5% OF THE ISSUED AND OUTSTANDING SHARES OF COMMON STOCK, THE TERM OF OFFICE OF SUCH INDIVIDUAL DESIGNATED BY THE PURCHASERS WHO IS THEN SERVING SHALL IMMEDIATELY AND AUTOMATICALLY TERMINATE WITHOUT ANY ACTION BY THE BOARD, SUCH INDIVIDUAL OR ANY OTHER PERSON OR ENTITY.

                                    EXHIBIT B

                              VISIBLE GENETICS INC.


                         2000 EMPLOYEE SHARE OPTION PLAN

         1.       PURPOSE.

         This Employee Share Option Plan (the "Plan") is intended as a performance incentive for officers, directors, employees and consultants of Visible Genetics Inc. (the "Company") and its Subsidiaries (as hereinafter defined) to enable the persons to whom options are granted (the "Optionees") to acquire or increase a proprietary interest in the success of the Company. The Company intends that this purpose will be effected by the granting of stock options. Options granted under the Plan may be either "incentive stock options" ("Incentive Options") as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or options that do not qualify as Incentive Options ("Nonqualified Options"). The term "Subsidiaries" includes any corporations in which stock possessing greater than fifty percent of the total combined voting power of all classes of stock is owned directly or indirectly by the Company, and for purposes of Incentive Options granted under the Plan is limited to Subsidiaries that are "subsidiary corporations" within the meaning of
Section 424(d)(2) of the Code.

         2.       OPTIONS TO BE GRANTED.

                  Options granted under the Plan may be either Incentive Options or Nonqualified Options, and shall be designated as such at the time of grant. To the extent that any option intended to be an Incentive Option shall fail to qualify as an "incentive stock option" under the Code, such option shall be deemed to be a Nonqualified Option. Further, all options granted to employees of the Company or any Subsidiary who are residents of Canada shall be deemed to be Nonqualified Options, and all Incentive Options granted to employees of the Company or any Subsidiary who are not residents of Canada but otherwise taxable in Canada shall be Incentive Options for all purposes other than Canadian tax reporting and assessment purposes.

         3.       ADMINISTRATION.

                  (a) BOARD OR OPTION COMMITTEE. The Plan shall be administered by the Board of Directors of the Company (the "Board of Directors") or by a committee (the "Option Committee") of not less than two directors of the Company appointed by the Board. All references in the Plan to the Option Committee shall mean the Board if no Option Committee has been appointed; provided that the Board at its discretion may exercise any power of the Option Committee under the Plan regardless of whether an Option Committee has been appointed. It is the intention of the Company that each member of the Option Committee shall be a "non-employed director" as that term is defined and interpreted pursuant to Rule 16b-3(b)(3) or any successor rule thereto promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). To the extent that the Board of Directors determines it to be desirable to qualify options granted hereunder as "performance-based compensation" within the meaning of Section 162(m) of the Code ("Performance Based Compensation"), each member of the Option Committee also shall be an "outside director" within the meaning of said Section 162(m), and the grant of such option shall be made by the Option Committee. Action by the Option Committee shall require the affirmative vote of a majority of all its members (or unanimous approval if there are only two members).

                  (b) POWERS OF OPTION COMMITTEE. Subject to the terms and conditions of the Plan, the Option Committee shall have full and final authority to operate, manage and administer the Plan on behalf of the Company, including, without limitation, the power:

                           (i) To effect the grant of options under the Plan; to grant options conditionally or unconditionally; to determine from time to time the persons to whom options shall be granted, the form of option to be granted to such persons under the Plan (including whether such options shall be Incentive Options or Nonqualified Options), the number of shares subject to any such option, the exercise price for options (which price shall be subject to the applicable requirements of Section 6(d)), the time or times at which each option shall become exercisable, the conditions under which exercise may be accelerated, the duration of the exercise period (which shall not exceed the limitations specified in Section 6(a)) and any restrictions on shares issued upon exercise of such option; and to prescribe the form or forms of the instruments evidencing options granted under the Plan and the terms and provisions (which need not be identical) of each option granted under the Plan to such persons;

                           (ii) To waive compliance by an Optionee with any obligation to be performed by such Optionee under an option and to waive any condition or provision of an option, both generally and in particular instances, except that the Option Committee may not, in the case of an Incentive Option, other than in accordance with Section 8 or 9, (A) increase the total number of shares covered by the option, (B) extend the term of the option to more than ten years (or five years in the case of an Incentive Option granted to shareholders subject to the limitations described in Section 5(b)) or (C) unless the Optionee consents, reduce the purchase price per Common Share subject to such option (but in no event below the fair market value of the Common Shares at such time (determined by reference to the provisions of Section 6(b) hereof)) or waive compliance by the Optionee with any obligation, condition or provision required for such option to qualify as an Incentive Option.

                           (iii) To construe and interpret the Plan and options granted thereunder and to establish, amend, and revoke rules and regulations for administration of the Plan, and in this connection, the Option Committee may correct any defect or supply any omission, or reconcile any inconsistency in the Plan, in any option agreement or in any related agreements, in the manner and to the extent it shall deem necessary or expedient to make the Plan fully effective, with all decisions and determinations by the Option Committee in the exercise of this power to be final and binding upon the Company and Optionees; and

                           (iv) Generally, to exercise such powers and to perform such acts as are deemed necessary or expedient to administer the Plan or to promote the best interests of the Company with respect to the Plan.

                  (c) PERFORMANCE BASED COMPENSATION. The Option Committee, in its discretion, may take such actions as may be necessary to ensure that options granted under the Plan qualify as Performance Based Compensation.

         4.       STOCK.

                  (a) SHARES SUBJECT TO PLAN. The stock subject to options granted under the Plan shall be authorized but unissued common shares of the Company (the "Common Shares"). The total number of Common Shares that may be issued pursuant to options granted under the Plan shall not exceed an aggregate of one million (1,000,000) Common Shares. Such number of shares shall be subject to adjustment as provided in Section 8 hereof. No employee of the Company or any Subsidiary may be granted options to acquire, in the aggregate, more than five hundred thousand (500,000) Common Shares (subject to adjustment as provided in Section 8 hereof) under the Plan during any fiscal year of the Company.

                  (b) RESTRICTIONS ON SHARES. Shares purchased upon the exercise of options granted under the Plan may be subject to restrictions, such as limitations on transfer, vesting and repurchase provisions, and the like, as set forth in the relevant option agreement or in any other agreement to which the Optionee is subject. Such restrictions shall be in such form as the Option Committee shall from time to time deem appropriate. Stock restriction provisions need not be identical.

                  (c) LAPSED OR UNEXERCISED OPTIONS. Whenever any outstanding option under the Plan expires, is cancelled or is otherwise terminated (other than by exercise), the Common Shares allocable to the unexercised portion of such option may again be the subject of options under the Plan. When any withholding tax obligation of an Optionee with respect to the exercise of an option granted under the Plan is satisfied by cancellation of options, as permitted in Section 10(a), the total number of Common Shares for which further options may be granted under the Plan shall be irrevocably reduced by the total number of shares for which such option is thus exercised and the number of shares for which such option is canceled.

         5.       ELIGIBILITY.

                  (a) ELIGIBLE OPTIONEES. Incentive Options may be granted only to officers or other employees of the Company or its Subsidiaries, including members of the Board of Directors who are also employees of the Company or its Subsidiaries. Nonqualified Options may be granted to officers or other employees of the Company or its Subsidiaries, to members of the Board of Directors of the Company or any Subsidiary whether or not employees of the Company or such Subsidiary, and to consultants who provide services to the Company or its Subsidiaries (regardless of whether they are also employees). For purposes of granting options to consultants, the term "consultant" shall be limited to any individual, other than an employee, director or officer of the Company or a Subsidiary, that (i) is engaged to provide on a BONA FIDE basis consulting services to the Company or a Subsidiary under a written contract between the Company or a Subsidiary and the individual or a consultant company or consultant partnership of the individual, and (ii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or a Subsidiary.

                  (b) LIMITATION ON 10% SHAREHOLDERS. No person shall be eligible to receive any Incentive Option under the Plan if, at the date of grant, such person beneficially owns stock representing in excess of ten percent (10%) of the voting power of all outstanding capital stock of the Company or its parent or a Subsidiary, unless notwithstanding anything in this Plan to the contrary (i) the purchase price for stock subject to such Incentive Option is at least one hundred ten percent (110%) of the fair market value of such stock at the time of the grant (determined by reference to the provisions of Section 6(d) hereof) and (ii) such Incentive Option by its terms is not exercisable more than five (5) years from the date of grant thereof.

                  (c) LIMITATION ON EXERCISABLE OPTIONS. Notwithstanding any other provision of the Plan, the aggregate fair market value (determined as of the time the option is granted) of the stock with respect to which Incentive Options are exercisable for the first time by any individual during any calendar year (under the Plan and all other plans of the Company and its parent and Subsidiaries) shall not exceed U.S. $100,000. Any option granted under the Plan in excess of the foregoing limitation shall be deemed a Nonqualified Option. The provisions of this Section 5(c) shall be construed and applied in accordance with Section 422(d) of the Code and the regulations, if any, promulgated thereunder.

                  (d) OTHER AWARDS. Receipt of options under the Plan or of awards under any other employee benefit plan of the Company or any of its Subsidiaries shall not preclude an employee from receiving options or additional options under the Plan. In granting options the Option Committee may include or exclude previous participants in the Plan as the Option Committee may determine.

         6.       TERMS OF THE OPTION AGREEMENTS.

         Subject to the terms and conditions of the Plan, each option shall be evidenced by an option agreement, which shall contain such provisions not inconsistent with the Plan as the Option Committee shall from time to time deem appropriate. In the event of any conflict between the terms of an option agreement and the terms of the Plan, the terms of the Plan shall control. Option agreements need not be identical, but each option agreement by appropriate language shall include the substance of all of the following provisions:

                  (a) EXPIRATION. Notwithstanding any other provision of the Plan or of any option agreement, each option shall expire on the date specified in the option agreement, which date in the case of any Incentive Option shall not be later than the tenth anniversary of the date on which the option was granted (or five years in the case of an Incentive Option granted to shareholders subject to the limitations described in Section 5(b)).

                  (b) MINIMUM SHARES EXERCISABLE. Option agreements may in the discretion of the Option Committee set forth a minimum number of shares with respect to which an option may be exercised at any one time.

                  (c) EXERCISE. Options may be exercisable in full or in such installments (which need not be equal) and at such time or times (including upon the occurrence of such event or events) as may be designated by the Option Committee. Except as otherwise provided in the applicable option agreement, no option shall first be exercisable, either in whole or in part, until the expiration of six months from the date of grant, and shall be exercisable with respect to a number of shares equal to one-eighth (1/8) of the total number of shares subject to such option on the six month anniversary of the date of grant and with respect to a number of shares equal to one-forty-eighth (1/48) of the total number of shares subject to such option on the same day of each month as the date of grant for forty-two (42) consecutive months commencing on the seven month anniversary of the date of grant. To the extent installments of an option become exercisable but are not exercised, such installments shall accumulate and be exercisable, in whole or in part, at any time after becoming exercisable, but not later than the date the option expires or terminates.

                  (d) PURCHASE PRICE. The purchase price per Common Share subject to each option shall be determined by the Option Committee at the time the option is granted; provided, however, that the purchase price per share subject to each Nonqualified Option granted to a resident of Canada or person who is otherwise taxable in Canada and the purchase price per share subject to each Incentive Option shall be not less than the fair market value of the Common Shares on the date such option is granted (subject to Section 5(b)). For the purposes of the Plan, the fair market value of the Common Shares subject to options granted hereunder shall be determined in good faith by the Option Committee; provided, however, that (i) if the Common Shares are admitted to quotation on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") on the date the option is granted, the fair market value shall not be less than the average of the highest bid and lowest asked prices of the Common Shares on NASDAQ reported for such date, or (ii) if the Common Shares are admitted to trading on a national securities exchange or the NASDAQ National Market System on the date the option is granted, the fair market value shall not be less than the closing price reported for the Common Shares on such exchange or system for such date or, if no sales were reported for such date, for the last date preceding such date for which a sale was reported.

                  (e) TRANSFER. Options granted under the Plan and the rights and privileges conferred thereby may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by applicable laws of descent and distribution, and may be exercised during the Optionee's lifetime only by the Optionee, or his or her guardian or legal representative; provided, however, that a Nonqualified Option may also be transferred by the Optionee, subject to applicable Canadian federal and provincial and United States federal and state securities laws, to an INTER VIVOS or testamentary trust under which (i) such option may be distributed to beneficiaries upon the death of the Optionee or to the "immediate family" (as such term is defined in 17 C.F.R. 240.16a-1(e)) of the Optionee by gift, and
(ii) at least one of the trustees is the Optionee and the beneficiaries are one or more of the

Optionee and his or her spouse, minor child or minor grandchild. No option granted under the Plan shall be subject to execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of any option under the Plan or any right or privilege conferred hereby contrary to the provisions of the Plan, or upon the sale or levy or any attachment or similar process upon the rights and privileges conferred hereby, such option shall thereupon terminate and become null and void. Notwithstanding the above provisions of this Section 6(e), any option granted under the Plan may be pledged or hypothecated to secure an obligation to the Company.

                  (f) TERMINATION OF EMPLOYMENT OR DEATH OR DISABILITY OF OPTIONEE. The Option Committee may in its discretion specify, at the time an option is granted under the Plan and subject to the agreement of the applicable Optionee thereafter, a period or periods within which such option may be exercised following termination of the Optionee's employment with the Company or its Subsidiaries, if any, for any reason, or upon the happening of any other event. Except as otherwise provided in the applicable option agreement, options granted hereunder shall terminate on the earliest to occur of:

                           (i)  the date of expiration thereof;

                           (ii) if the Optionee is employed by the Company or a Subsidiary and such employment is terminated by the Company or such Subsidiary for cause (as hereinafter defined), on the date of such termination of employment;

                           (iii) if the Optionee is employed by the Company or a Subsidiary and such employment is terminated for any reason other than death, permanent and total disability, or for cause, on the earlier of the date of expiration thereof or ninety (90) days following the date of such termination of employment (provided that no further shares shall first become exercisable during such ninety (90) day period and such option may be exercised only with respect to that portion of the option that was exercisable immediately prior to such termination of employment); or

                           (iv) if the Optionee dies or becomes permanently and totally disabled while employed by the Company, on the earlier of the date of expiration thereof or one (1) year following the date of such death or disability (provided that no further shares shall first become exercisable during such one (1) year period and such option may be exercised only with respect to that portion of the option that was exercisable immediately prior to such death or disability).

                           For purposes of the Plan, (A) the date of termination
of employment for any Optionee that is employed by the Company or a Subsidiary in Canada shall mean the later of (1) the date that is the last day of any statutory notice period applicable to the Optionee pursuant to applicable employment standards legislation, and (2) the date that is designated by the Company or the Subsidiary, as the case may be, as the last day of the Optionee's employment, and the date of termination of employment specifically does not mean the date on which any period of reasonable notice that the Company or the Subsidiary, as the case may be, may be required at law to provide to the Optionee, would expire, and (B) the date of termination of employment for any Optionee that is employed by the Company or a Subsidiary in any country other than Canada shall mean the date the employee actually ceases to be employed by the Company for any reason regardless of any period thereafter during which the Company pays or is required to pay the employee salary continuation benefits or salary in lieu of notice.

                           An employment relationship between the Company and
the Optionee shall be deemed to exist during any period during which the Optionee is employed by the Company or any Subsidiary. For purposes of the Plan, employment shall not be considered terminated in the case of the transfer of an Optionee from the employ of the Company to a Subsidiary or VICE VERSA, or from one Subsidiary to another, or to the employment of a corporation (or a parent or subsidiary corporation of such corporation) assuming an option in the circumstances described in and subject to Section 9. Whether authorized leave of absence or absence on military service shall constitute termination of the employment relationship between the Company and the Optionee shall be determined by the Option Committee at the time thereof. Nothing contained in the Plan or in any option agreement shall confer upon any Optionee any right with respect to the continuation of his or her employment or other relationship with the Company or any Subsidiary or interfere in any way with the right of the Company or any Subsidiary at any time to terminate such employment or relationship or to increase or decrease the compensation of the Optionee.

                           For purposes of this Section 5(f), the term "cause"
shall have the same meaning given to such term (or other term of similar meaning) in any written employment or other similar agreement between the Optionee and the Company or a Subsidiary for purposes of termination of employment under such agreement, and in the absence of any such agreement or if such agreement does not include a definition of "cause" (or other term of similar meaning), the term "cause" shall mean (i) any material breach by the Optionee of any agreement to which the Optionee and the Company are both parties, (ii) any act or omission to act by the Optionee which may have a material and adverse effect on the Company's business or on the Optionee's ability to perform services for the Company, including, without limitation, the commission of any crime (other than minor traffic violations), (iii) any material misconduct or material neglect of duties by the Optionee in connection with the business or affairs of the Company or a Subsidiary or affiliate of the Company, or (iv) in the case of any Optionee employed by the Company or a Subsidiary in Canada, any grounds at common law for which an employer is entitled to dismiss an employee summarily.

                           After the death of the Optionee, his executor,
administrator or any person or persons to whom his option is transferred by will or by the laws of descent and distribution, shall have the right, at any time prior to such termination, to exercise the option in whole or in part. An Optionee shall be deemed to be permanently and totally disabled if he is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months.

                  (g) RIGHTS OF OPTIONEES. No Optionee shall be deemed for any purpose to be the owner of any Common Shares subject to any option unless and until (i) the option shall have been exercised with respect to such shares pursuant to the terms thereof, (ii) all requirements under applicable law and regulations with respect to such exercise shall have been complied with to the satisfaction of the Company, and (iii) the Company shall have issued and delivered such shares to the Optionee. Thereupon, the Optionee shall have full voting, dividend and other ownership rights with respect to such Common Shares.

         7.       METHOD OF EXERCISE; PAYMENT OF PURCHASE PRICE.

                  (a) NOTICE OF EXERCISE. Any option granted under the Plan may be exercised by the Optionee in whole or, subject to Section 6(b) hereof, in part, to the extent then exercisable in accordance with the terms of the applicable option agreement, by delivering to the Company on any business day a written notice specifying the number of Common Shares the Optionee then desires to purchase (the "Notice"). The Notice shall be accompanied by payment for such shares, any required payment of withholding taxes, and such documents as may reasonably be required or requested by the Company. If an option is exercised by the executor or administrator of a deceased Optionee, or by the person or persons to whom the option has been transferred by the Optionee's will or the applicable laws of descent and distribution, the Company shall be under no obligation to honor the Notice until the Company is satisfied as to the authority of the person or persons exercising the option.

                  (b) MEANS OF PAYMENT AND DELIVERY. Payment for Common Shares purchased pursuant to the exercise of an option shall be made either: (i) in cash, or by certified or bank check or other payment acceptable to the Company, equal to the option exercise price for the number of shares specified in the Notice (the "Total Option Price"); (ii) if authorized by the applicable option agreement or by the Option Committee and if permitted by law, by the Optionee delivering the Notice to the Company together with irrevocable instructions to a broker to promptly deliver the Total Option Price to the Company in cash or by other method of payment acceptable to the Company (provided, however, that the Optionee and the broker shall comply with such procedures and enter into such agreements of indemnity or other agreements as the Company shall prescribe as a condition of payment under this clause (ii)); (iii) any other form of payment authorized by the applicable option agreement or by the Option Committee and permitted by law or (iv) by any combination of the above permissible forms of payment.

                  (c) CONDITIONS TO EXERCISE. The delivery of certificates representing Common Shares to be purchased pursuant to the exercise of an option will be contingent upon the Company's receipt of the Total Option Price in a manner provided above and of any written representations from the Optionee required by the Option Committee, and the fulfillment of any other requirements contained in the option agreement or applicable provisions of law.

         8.       ADJUSTMENT UPON CHANGES IN CAPITALIZATION.

                  (a) NO EFFECT OF OPTIONS UPON CERTAIN CORPORATE TRANSACTIONS. The existence of outstanding options shall not affect in any way the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, or any merger, amalgamation, arrangement, or consolidation of the Company, or any issue of Common Shares, or any issue of bonds, debentures, preferred or prior preference stock ahead of or affecting the Common Shares or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

                  (b) STOCK DIVIDENDS, RECAPITALIZATIONS, ETC. If the shares of the Company's Common Shares as a whole are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Company or, subject to Section 9, securities not of the Company's issue, whether through merger, amalgamation, arrangement, consolidation, reorganization, recapitalization, reclassification, stock dividend, stock split, combination of shares, exchange of shares, change in corporate structure or the like, an appropriate and proportionate adjustment shall be made in the number and kind of shares subject to the Plan, and in the number, kind, and per share exercise price of shares subject to unexercised options or portions thereof granted prior to any such change. In the event of any such adjustment in an outstanding option, the Optionee thereafter shall have the right to purchase the number of shares under such option at the per share price, as so adjusted, which the Optionee could purchase at the total purchase price applicable to the option immediately prior to such adjustment.

                  (c) DETERMINATION OF ADJUSTMENT. Adjustments under this
Section 8 shall be determined by the Option Committee and such determinations shall be final and conclusive. The Option Committee shall have the discretion and power in any such event to determine and to make effective provision for acceleration of the time or times at which any option or portion thereof shall become exercisable.

                  (d) NO ADJUSTMENT IN CERTAIN CASES. Except as hereinbefore expressly provided, the issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property or for labor or services, either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Common Shares then subject to outstanding options.

                  (e) MODIFICATION OF INCENTIVE OPTIONS. Any adjustments made pursuant to this Section 8 with respect to Incentive Options shall be made only after the Option Committee, after consulting with counsel for the Company, determines whether such adjustments would constitute a "modification" of such Incentive Options (as that term is defined in Section 424 of the Code) or would cause any adverse tax consequences for the holders of such Incentive Options. If the Option Committee determines that such adjustments made with respect to Incentive Options would constitute a modification of such Incentive Options or would cause adverse tax consequences to the holders of such Incentive Options, it may refrain from making such adjustments.

         9.       EFFECT OF CERTAIN TRANSACTIONS.

         In the case of (i) the dissolution, winding-up or liquidation of the Company, (ii) a merger, amalgamation, arrangement, reorganization or consolidation in which the Company is acquired by another person or entity (other than a holding company formed by the Company) and as a result of which outstanding Common Shares are changed into or exchanged for cash or property or securities not of the Company's issue, or any combination thereof, (iii) the sale of all or substantially all of the assets of the Company to, or the acquisition of shares (either alone or together with other previously held shares) representing more than fifty percent (50%) of the voting power of the stock of the Company then outstanding by, any person or entity or persons or entities acting in concert or combination, the Plan and the options issued hereunder shall terminate upon the effectiveness of any such transaction or event, unless provision is made in writing in connection with such transaction for the assumption of options theretofore granted, or the substitution for such options of new options of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and the per share exercise prices, as provided in Section 8, in which event the Plan and options theretofore granted shall continue in the manner and under the terms so provided. In the event of such termination, each Optionee shall be permitted to exercise, at such time prior to the consummation of the transaction causing such termination as the Company shall designate, (i) the unexercised portions of options held by such Optionee to the extent they are then exercisable, and (ii) such unexercised portions of options held by such Optionee, to the extent such options are not then exercisable, as may be specified in the relevant option agreement or otherwise provided by the Board at the time. The option agreement evidencing any option may also provide for such acceleration of otherwise unexercisable portions of the option upon other specified events or occurrences, such as involuntary terminations of the Optionee's employment following certain changes in the control of the Company.

         10.      TAX WITHHOLDING.

                  (a) WITHHOLDING OBLIGATION. Each Optionee shall, no later than the date as of which the value of any option or of any Common Shares issued upon the exercise of any option first becomes includible in the gross income of the Optionee for income tax purposes (the "Tax Date"), pay to the Company, or make arrangements satisfactory to the Company regarding payment of any federal, state, provincial or local taxes of any kind required by law to be withheld with respect to such income, and the Company may withhold such taxes from payments of any kind otherwise due to the Optionee. Such arrangements may include (a) payment by the Optionee in cash or by certified or bank check or other payment acceptable to the Company of the amount of withholding taxes; (ii) if authorized by the applicable option agreement or by the Option Committee and if permitted by law, by the Optionee delivering to the Company irrevocable instructions to a broker to promptly deliver the amount of withholding taxes to the Company in cash or by other method of payment acceptable to the Company (provided, however, that the Optionee and the broker shall comply with such procedures and enter into such agreements of indemnity or other agreements as the Company shall prescribe as a condition of payment under this clause (ii)); (iii) if authorized by the applicable option agreement or by the Option Committee and if permitted by law, by the surrender for cancellation of options that are then exercisable under the applicable option agreement and the Plan to purchase such number of Common Shares as is equal to (A) the amount of withholding taxes, divided by (B) the fair market value on such date of one Common Share (determined by reference to the provisions of Section 6(d) hereof) minus the exercise price of one Common Share under the option so canceled; (iv) any other form of payment authorized by the applicable option agreement or by the Option Committee and permitted by law; or (v) by any combination of the above permissible forms of payment.

                  (b) CONDITION OF EXERCISE. Without limiting the generality of
Section 10(a), (i) in the case of a Nonqualified Option, the Option Committee may require as a condition of exercise of such Nonqualified Option that the Optionee exercising the option pay to the Company, or make arrangements satisfactory to the Company regarding payment of withholding taxes, and (ii) in the case of an Incentive Option, if at the time the Incentive Option is exercised the Option Committee determines that under applicable law and regulations the Company could be liable for the withholding of any federal, state, provincial or local tax with respect to a disposition of the Common Shares received upon exercise of such Incentive Option, the Option Committee shall have the right to require as a condition of exercise of such Incentive Option that the Optionee exercising the option agree to give such security as the Option Committee deems adequate to meet the potential liability of the Company for the withholding of tax, and to augment such security from time to time in any amount reasonably deemed necessary by the Option Committee to preserve the adequacy of such security.

(c) NOTICE OF DISQUALIFYING DISPOSITIONS. By accepting an Incentive Option granted under the Plan, each Optionee agrees to notify the Company in writing immediately after such Optionee makes a disqualifying disposition (within the meaning of Sections 421 and 422 of the Code) of any Common Shares acquired upon exercise of an Incentive Option granted under the Plan.

         11.      FINANCIAL ASSISTANCE.

         The Company is vested with authority under the Plan to assist any Optionee to whom an option is granted hereunder in the payment of the purchase price payable on exercise of that option, or the payment of any federal, state, provincial or local income tax with respect to income recognized as the result of the exercise of such option (or any withholding tax obligation relating thereto), by making a loan to such Optionee on such terms and at such rates of interest and upon such security (or unsecured) as shall have been authorized by or under authority of the Board of Directors in the amount of such purchase price or the amount of any federal, state and local income tax with respect to income recognized as a result of the exercise of such option.

         12.      AMENDMENT OF THE PLAN.

         The Board of Directors may discontinue the Plan or amend the Plan at any time, and from time to time, subject to any required regulatory approval and the limitation that, except as provided in Sections 8 and 9 hereof, no amendment shall be effective unless approved by the shareholders of the Company in accordance with applicable law and regulations at an annual or special meeting held within twelve (12) months before or after the date of adoption of such amendment, where such amendment would:

                  (a) increase the number of Common Shares as to which options may be granted under the Plan;

                  (b) change in substance Section 5 hereof relating to eligibility to participate in the Plan; or

                  (c) otherwise require the approval of shareholders of the Company under applicable law or regulations.

Notwithstanding the foregoing, the Board shall have the right (but not the obligation), without the consent of any Optionee who may be affected thereby, to amend or modify the terms and provisions of the Plan, and the Option Committee shall have the right (but not the obligation), without the consent of any Optionee who may be affected thereby, to amend or modify the terms and provisions of option agreements entered into in connection with any outstanding options (i) to the extent necessary to ensure the compliance of the Plan and such options under Rule 16b-3 of the Exchange Act, or any successor rule thereto, and (ii) to the extent necessary to preserve the Company's deduction for United States income tax purposes, if any, of compensation paid to certain Optionees who are "covered employees," within the meaning of Treasury Regulation
Section 1.162-27(c)(2), as a result of the grant or exercise of options under the Plan.

         Except as provided above or in Sections 8 and 9 hereof, rights and obligations under any option granted before any amendment of the Plan effected after the date of this amendment and restatement of the Plan shall not be altered or impaired by such amendment, except with the consent of the Optionee.

         13.      NONEXCLUSIVITY OF THE PLAN; NON-UNIFORM DETERMINATIONS.

                  (a) NONEXCLUSIVITY. Neither the adoption of the Plan by the Board of Directors nor the submission of the Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board of Directors to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases. Neither the Plan nor any grant of any option hereunder shall be deemed to confer upon any Optionee or other employee any right to continued employment with the Company or its Subsidiaries or interfere in any way with any right of the Company or any of its Subsidiaries to terminate the employment of an Optionee or other employee at any time.

                  (b) NON-UNIFORM DETERMINATIONS. The Option Committee shall be entitled to make nonuniform and selective determinations, and to enter into non-uniform and selective option agreements, as to, among other things, (i) the persons to receive options under the Plan and (ii) the terms and provisions of options.

         14.      GOVERNMENT AND OTHER REGULATIONS; GOVERNING LAW.

                  (a) The obligation of the Company to sell and deliver shares of Common Stock with respect to options granted under the Plan shall be subject to all applicable laws, rules and regulations. Each option shall be subject to the requirement that if, at any time, counsel to the Company shall determine that the listing, registration or qualification of the shares subject to such option upon any securities exchange or automated quotation system or under any applicable law, or the consent or approval of any governmental or regulatory body, or that the disclosure of non-public information or the satisfaction of any other condition, is necessary as a condition of, or in connection with the issuance or purchase of shares thereunder, except to the extent expressly permitted by the Board of Directors, such option may not be exercised, in whole or in part, unless such listing, registration, qualification, consent or approval or satisfaction of such condition shall have been effected or obtained on conditions acceptable to the Board of Directors. The Company may, but shall in no event be obligated to, register or qualify any shares covered by options under any applicable Canadian federal and provincial and United states federal and state securities laws; provided that the Company shall not be obligated to take any action in order to cause the exercise of an option or the issuance of shares pursuant thereto to comply with any law or regulation of any governmental authority.

                  (b) The Plan shall be governed by Ontario law, and the federal laws of Canada applicable therein.

                  (c) Transactions under the Plan are intended to comply with Rule 16b-3 or any successor rule thereto promulgated under the Exchange Act.

         15.      EFFECTIVE DATE OF PLAN; SHAREHOLDER APPROVAL.

The Plan shall become effective upon the date that it is approved by the Board of Directors of the Company; provided, however, that the Plan shall be subject to the approval of the Company's shareholders in accordance with applicable laws and regulations at an annual or special meeting held within twelve (12) months of such effective date. No options granted under the Plan prior to such shareholder approval may be exercised until such approval has been obtained. No options may be granted under the Plan after the tenth anniversary of the effective date of the Plan. Unless sooner terminated by the Board of Directors, the Plan shall terminate upon the close of business on the day next preceding the tenth anniversary of the effective date of the Plan; provided, however, that such termination will not affect any options granted prior to termination of the Plan.